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                              July 7, 2023

       Thomas A. Ellman
       Chief Financial Officer
       GATX Corporation
       233 South Wacker Drive
       Chicago, IL 60606-7147

                                                        Re: GATX Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 16,
2023
                                                            Response dated June
26, 2023
                                                            File No. 001-02328

       Dear Thomas A. Ellman:

              We have reviewed your June 26, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 9, 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Financial Statements
       Note 12 - Share-Based Compensation, page 87

   1. We understand from your response to prior comment one that although the errors concerning
participating securities resulted in higher earnings per share during each quarter over the last
three fiscal years than should have been reported, you do not consider the errors to be
material and would prefer to limit compliance with the requirements in
                                                        FASB ASC 260,
concerning use of the two-class method of calculating basic and diluted earnings per share, to
future filings beginning with your next quarterly report.
 Thomas A. Ellman
GATX Corporation
July 7, 2023
Page 2
         Please clarify how you will address the errors in the comparable periods when filing future periodic reports and the manner by which you will advise investors in a timely fashion of the correct earnings per share figures that pertain to the last three fiscal years.

         With regard to your assessment of internal control over financial reporting, explain to us the specific nature and design of the control or controls that you believe had failed regarding this error, and describe in further detail your evaluation of the severity of the control deficiencies and how you considered whether it was reasonably possible that such control deficiencies would fail to prevent or detect a material misstatement.

         In this regard, it is unclear how you would be able to support a conclusion that it was not reasonable possible that the control deficiencies that led to the errors could not have resulted in a material misstatement in some future period, considering the scenarios where earnings were unusually low, and the error percentages were significantly higher, as you have shown for the second quarters of 2022 and 2021.

         Please note that a material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

         Refer to paragraph A7 of Appendix A to PCAOB Auditing Standard (AS) No. 5.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert
Babula, Staff Accountant, at (202) 551-3339 with any questions.



FirstName LastNameThomas A. Ellman                               Sincerely,
Comapany NameGATX Corporation
                                                                 Division of
Corporation Finance
July 7, 2023 Page 2                                              Office of
Energy & Transportation
FirstName LastName